Filed Pursuant to Rule 433
Registration No. 333-176218
September 27, 2011
NEWFIELD EXPLORATION COMPANY
Pricing Term Sheet

$750 million 5.75% Senior Notes due 2022

Issuer:	Newfield Exploration Company
Security Description:	Senior Unsecured Notes
Format:	SEC Registered
Expected Ratings: (Moody’s / S&P / Fitch)*	Ba1 / BBB- / BB+
Expected Outlooks: (Moody’s / S&P / Fitch)*	Stable / Stable / Positive
Principal Amount:	$750,000,000
Net Proceeds to Issuer (before expenses):	$743,107,500
Pricing Date:	September 27, 2011
Settlement Date (T+3):	September 30, 2011
Maturity Date:	January 30, 2022
Benchmark Treasury:	UST 2.125% due August 15, 2021
Benchmark Yield / Price:	2.009% / 101-01
Spread to Benchmark Treasury:	+374 bps
Yield to Maturity:	5.75%
Coupon:	5.75%
Public Offering Price:	99.956% of principal amount
Interest Payment Dates:	January 30 and July 30, beginning on July 30, 2012
Optional Redemption:	Make whole call T+50 bps
CUSIP / ISIN:	651290AP3 / US651290AP34
Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
DnB NOR Markets, Inc.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Tudor, Pickering, Holt & Co.
Barclays Capital Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA Inc.
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-526-3897.